

December 12, 2024

E. Allen Nye, Jr.
Chief Executive
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy .
Dallas, TX 75202

> **Re: Oncor Electric Delivery Company LLC**
> **Registration Statement on Form S-4**
> **Filed December 5, 2024**
> **File No. 333-283628**

Dear E. Allen Nye Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Aaron Scow